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Exhibit 21.1

Subsidiaries of Mackie Designs Inc.
As of December 31, 2002

Subsidiary	State of Incorporation or Country in which Organized
Acuma Labs Inc.	Canada
AVM S.r.L.	Italy
Blackstone Technologies, Inc.	Massachusetts, U.S.A.
Class A s.r.o.	The Czech Republic
Mackie Designs UK Plc.	UK
Mackie Designs (Belgium) B.V.B.A.	Belgium
Mackie Designs (Deutschland) GmbH	Germany
Mackie Designs (France) S.A.	France
Mackie Designs (Italy) S.p.A.	Italy
Mackie Designs Manufacturing Inc.	Washington, U.S.A
Mackie Designs (Netherlands) B.V.	The Netherlands
Mackie Designs Engineering Services BVBA	Belgium
Mackie Industrial Inc.	New Jersey, U.S.A.
Mackie Investment Co.	Washington, U.S.A.
RCF China Limited	China
SIA Software Company, Inc.	New York, U.S.A.

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Exhibit 21.1
Subsidiaries of Mackie Designs Inc. As of December 31, 2002